Exhibit 99.1

Contact:
Jonathan Brust
Glowpoint, Inc.
(312) 235-3888, ext. 2052
jbrust@glowpoint.com
www.glowpoint.com

Glowpoint Reports First Quarter 2010 Results
Company Affirms 2010 Core Revenue Growth Rate of 20% and
Sees Improved Operating Margin in Second Half

HILLSIDE, NJ, May 13, 2010 – Glowpoint, Inc. (OTCBB: GLOW), a carrier-grade provider of managed services for telepresence and video conferencing, today announced financial results for the first quarter ended March 31, 2010.

Core revenue was $6.5 million for the quarter, an increase of 8.3% from the comparable period last year and a 2.9% sequential increase. Based on the current level of business activity, the Company is confident that its 2010 core revenue growth rate will continue to accelerate on a quarterly basis with continued improvement in operating margin in the second half of the year. These increases are primarily attributable to growth of the Company’s cloud-based managed video service offerings and expected return on recent expenditures that, despite having a short term impact on profitability, are expected to drive accelerated growth and improved operating leverage going forward.

In addition to the financing and related activity previously announced on March 30, 2010, key highlights for the first quarter include:

•	Increased Revenue: Increased 4.3% to $6.7 million for the quarter from $6.4 million in the comparable quarter for 2009.

•	Lower Operating Expenses: Quarterly operating expenses dropped 1.4% to $7.3 million in 2010 from $7.4 million for the same period in 2009.

•	Improved Results from Operations: Loss from operations decreased 40% to $0.6 million in 2010 from $1.0 million in the comparable quarter in 2009.

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Compelling Industry Dynamics: Trends and outlook validated by numerous third-party sources all pointing to anticipated accelerated adoption and utilization of telepresence and high definition video conferencing solutions.

“The statistics associated with our current and new customer usage continues to validate industry adoption trends and projections,” said Joe Laezza, Glowpoint’s President and Co-CEO. “Over the last year, we have seen a 20% increase in managed conferences, and over 90% increases in business–to-business calling across Glowpoint’s exchange services and cloud-based infrastructure. This means our customers are using video more, and doing so beyond their business environments. Today, Glowpoint supports an average of over 5,000 conferences monthly and in the past 12 months more than 55,000 business–to-business calls traversed our infrastructure. Our continued growth is our primary focus as Glowpoint secures its position in this growing market.”

David Robinson, Co-CEO further commented, “We continue to prudently invest capital in order to maximize the longer term profitability of the Company. We are confident that these current expenditures will better position Glowpoint for an accelerating revenue growth rate in the second half of 2010 and beyond with improved operating leverage. Given the enormous addressable global market opportunity, we are as confident as ever that this approach will build sustainable long term profitability and enhanced shareholder value.”

The Company will continue to keep the financial community and the industry up to date on material corporate developments and invites existing and potential shareholders to meet with management, following Glowpoint’s annual meeting, which will be held on June 17, 2010 at the law offices of Gibbons P.C., One Gateway Center 21st Floor, Newark, New Jersey. The Company will post its investor presentation on the corporate website (www.glowpoint.com) prior to the June 17th meeting.

LINKS

•	Glowpoint's Investor Information

•	Glowpoint on Twitter

About Glowpoint

Glowpoint, Inc. (OTCBB: GLOW) provides carrier-grade, managed telepresence and video communications services that are accessible via its cloud-based, hosted infrastructure and open architecture applications. Glowpoint's suite of robust telepresence and video conferencing solutions empower enterprises to communicate with each other over disparate networks and technology platforms. Glowpoint supports thousands of video communications systems in more than 35 countries with its 24/7 video management services. Glowpoint also powers major broadcasters, Fortune 500 companies, as well as global carriers and video equipment manufacturers – and their customers – worldwide. To learn more, visit http://www.glowpoint.com.

The statements contained herein, other than historical information, are or may be deemed to be forward-looking statements and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. These factors, risks, and uncertainties include market acceptance and availability of new video communication services; the nonexclusive and terminable-at-will nature of sales agent agreements; rapid technological change affecting demand for our services; competition from other video communications service providers; and the availability of sufficient financial resources to enable us to expand our operations, as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission.